Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Inter Platform, Inc.

CIK No. 0001864163

Subject Company: Banco Inter S.A.

Date: November 9, 2021

Registration Statement File Number: 333-260701

Announcement Regarding the Corporate Reorganization

On November 8, 2021, Banco Inter S.A., a Brazilian corporation (“Inter”), made available on its website a document with information about its corporate reorganization. On November 9, 2021, Inter made available on its website a revised version of the aforementioned document (Exhibit I hereto). The registration statement with respect to the transaction described has been file with the SEC with the file number 333-260701.

Free translation into English of the above-mentioned document is attached to this document.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Inter Platform may file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information

In connection with the Corporate Reorganization, Inter Platform has filed with the SEC a registration statement for the Inter Platform shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

Forward-Looking Statements

Statements contained in this communication (or documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving Inter Platform and Inter; convictions related to value creation as a result of the proposed transaction involving Inter Platform and Inter; the intended schedule for completing the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter Platform and Inter. In some cases, terms such as estimate , project , anticipate , plan , believe , may , expectation , anticipate , intend , planned , potential , could, will/shall and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter Platform’s and Inter’s expectations and convictions about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones.

EXHIBIT I

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Frequently Asked Questions

Corporate Reorganization

We recommend that all shareholders read Management Proposal for the Extraordinary

General Meeting to be held on 11/25/2021 and the Material Facts related to our Corporate

Reorganization to have access to the complete information.

Summary

General	4

What is the purpose of the reorganization?	4

What are my options?	5

What happens if I miss the deadline for choosing between BDRs and Cash-out?	6

What is the reason for converting to Inter Platform for shareholders who opt for BDR Option? What value will each shareholder receive if they opt for Cash-out?	6

I don’t have 3 or more shares or a position corresponding to a multiple of 3 shares. What will happen?	6

I chose cash-out and changed my mind. What should I do?	6

I chose BDRs and changed my mind. What should I do?	7

After the Meeting, will the corporate reorganization be completed?	7

What will the corporate structure after completion of the transaction be?	8

What tickers will be trading when the trade is completed?	8

What communication channels are available to shareholders?	8

How long can I sell my Banco Inter shares on B3 so that I don’t have to choose between cash-out or BDRs?	8

Como fica a negociação após o período de escolha do Cash-Out?	8

BDR Option	9

What are BDRs?	9

I prefer the BDRs option. What should I do?	9

How does BDR trading work?	9

Do BDRs pay dividends?	9

What are my rights as a BDR holder?	9

What is the trading code (ticker) of the BDRs?	9

Do I need to declare capital gains after converting my shares into BDRs?	9

When choosing BDRs, what will happen to my current shares?	10

Can I have BDRs and Class A Shares at the same time?	10

Cash-Out Option	10

I prefer the Cash-out option. What should I do?	10

What happens to my Inter Bank shares and units if I opt for cash-out?	10

When and where will I receive the cash-out amount?	10

If I choose Cash-out, is there any tax on capital gains?	10

Class A Shares traded directly on Nasdaq	11

Can I migrate directly to Class A Shares without going through BDRs?	11

Will there be an incidence of income tax on the cancellation of BDRs for receiving Class A Shares by the shareholder resident in Brazil?	11

What is the deadline for converting BDRs into Class A Shares and vice versa?	11

What is the trading code for Class A Shares on Nasdaq?	11

How can I buy Class A Shares?	11

Questions about the Extraordinary General Meeting	12

Why is this Meeting being called?	12

Who will be able to vote in the Meeting?	12

What happens if I don’t attend the Meeting?	12

When and where will the Meeting be held?	12

What happens if the proposal is not approved at the EGM?	12

Is there a Right to Withdraw? For whom and how does it work?	12

What is the right to withdrawal?	13

How should I express my interest in exercising the right to withdraw?	13

IMPORTANT NOTE:	13

General

What is the purpose of the reorganization?

The purpose of the transaction is to migrate Banco Inter’s shareholder base, whose shares are currently traded on level 2 of B3, to a holding company incorporated in Cayman (Inter Platform), whose shares will be listed on Nasdaq U.S. stock exchange.

With this migration, we seek to accelerate and support the international expansion of Inter group in a more efficient financial structure. The listing of shares on Nasdaq will allow access to more diversified shareholders with more liquidity and boost potential global partnerships.

The Corporate Reorganization proposal and the listing of Inter Platform shares on NASDAQ and BDRs on B3 are part of Inter’s expansion strategy, which will address essential points for the execution of its plans, such as:

• Strengthening its position as a global technology company in the financial sector, increasing its competitiveness with other digital financial institutions and global e-commerce platforms;

• Access to new markets and opportunities to support the international expansion, allowing the increase in the clients base, services, and products;

• More access to the global capital market with a more efficient capital structure, allowing the increase of Inter's investment capacity and growth in all lines of business;

• Potential for expansion and diversification of Inter’s investor base, increasing liquidity and making it more attractive; and

• Repositioning of Inter, enabling participation in future international market opportunities, such as acquisition of strategic assets, and consolidation and combinations of business.

Inter is subject to the regulation enacted by the Brazilian Central Bank, through which it is required to maintain defined control, as provided for in the applicable legislation. The Corporate Reorganization: (i) will not result in any change in Inter's control; and (ii) will allow the economic interest of the other shareholders to be proportionally maintained within the new structure, immediately after the conclusion of the Corporate Reorganization. The increase in the voting power of the controlling shareholders within the new structure of Inter Platform, through super voting shares, will allow future capital increases (via equity issuance) without affecting the control of Inter Platform, thus unlocking a series of strategic benefits, as mentioned above, and which should more than compensate the dilution of the voting power of the other shareholders, through the creation of value for all Inter shareholders.

What are my options?

Due to the incorporation of shares, if approved, the shares and units issued by Banco Inter (BIDI3, BIDI4, and BIDI11) will be replaced with redeemable preferred shares of Inter Holding Financeira S.A. (“HoldFin”), the current direct controlling shareholder of Banco Inter, which will be redeemed on the same day, as chosen by the redemption shareholders by one of the two options below:

1. Level I BDRs backed by Inter Platform Class A Shares (BDRs Option); or

2. Amount in Reais corresponding to the economic value of R$45.84 per Redeemable Preferred share of HoldFin (which will be subject to correction at the CDI rate from the date of the Reorganization EGM until the date of effective payment), each one of them corresponding to 3 (three) times the economic value per preferred and/or ordinary share of Inter.

Inter shareholders will have a period of 5 (five) business days as of the date of the EGM that resolves on the transaction, that is, until 12/02/2021 (if the EGM is held on the first call), to state their option before their brokers or before Banco Bradesco, bookkeeper of the shares and units of Banco Inter, depending on the entity with which they maintain their shares registered (“Option Period”).

Points of attention for each of the options:

1. The Inter shareholder who has chosen the BDRs Option:

a) If the shareholder opts for BDRs and, after the completion of the Reorganization, wishes to convert its BDRs into Class A Shares, this conversion will be allowed, and it shall follow the applicable instructions and requirements through their respective custody agents B3 at any time. Banco Bradesco, which operates the BDRs program, will not charge fees for this conversion of BDRs into Class A Shares during the first month after completing the transaction. In this case, the shareholder shall assess the requirements and consequences related to the ownership of Class A Shares directly with its own advisors and consultants.

b) If Inter shareholder does not choose one of the options available within the applicable period, Inter shareholder will receive the BDRs Option.

2. The Inter shareholder who has chosen the Cash-Out Option:

a) Will not be able to migrate to BDR Option after the end of the election period;

b) Will not be allowed to trade its shares and units of Banco Inter between the end of the Option Period and the date of payment of the Cash-out, and

c) If the Inter shareholder fails to exercise the Cash-Out Option during the Option Period, for any reason, the BDRs Option shall be deemed chosen.

3. Additionally, the shareholders can choose for the Withdrawal Right instead of BDRs or Cash-out. In this case, the reimbursement is equal to the book value of R$ 3.31 per common share.

What happens if I miss the deadline for choosing between BDRs and Cash-out?

In this case, the BDRs Option will be automatically assumed as chosen.

What is the reason for converting to Inter Platform for shareholders who opt for BDR Option? What value will each shareholder receive if they opt for Cash-out?

The ratio will be 3:1, that is, each lot of 3 BIDI3 shares and/or 3 BIDI4 shares and/or 1 BIDI11 unit will be converted into 1 Redeemable Preferred Shares of HoldFin, which will be converted into 1 BDR, i.e., 0.33333 PN Redeemable will be delivered for every one (1) common or preferred share issued by Inter, and for every one (one) unit of Inter, 1 (one) Redeemable preferred shares of HoldFin issue will be delivered.

I don’t have 3 or more shares or a position corresponding to a multiple of 3 shares. What will happen?

In this case, fractions corresponding to the portion that does not correspond to a multiple of 3 shares will be calculated and paid (in the case of the Cash-Out Option) proportionally or, in the case of the BDRs Option, the shares fractions will be converted into BDRs fractions that will be merged into whole BDRs, sold in the market and the sale proceeds will be assigned and paid to shareholders according to the fractions held by each of them.

I chose cash-out and changed my mind. What should I do?

The shareholder has up to 5 business days after the EGM is held, that is, until 12/02/2021 (if the EGM is held on the first call), to change the option. After this period, the switch to BDRs Option will no longer be possible.

I chose BDRs and changed my mind. What should I do?

The shareholder has up to 5 business days after the EGM is held, that is, until 12/02/2021 (if the EGM is held on the first call), to change the option. After this period, the switch to BDRs Option will no longer be possible.

After the Meeting, will the corporate reorganization be completed?

No. To carry out the transaction, we have the following steps:

1) Approval of the Corporate Reorganization by Inter shareholders at the Reorganization EGM;

2) Approval of the Corporate Reorganization by Inter HoldFin shareholders until the Reorganization EGM date;

3) (i)  effectiveness of Inter Platform’s registration statement filed with the SEC on Form F-4 under the Securities Act of Inter Platform's Class A Common Shares to be issued to Banco Inter`s Shareholders prior to the Reorganization EGM; (b) no stop order suspending the effectiveness of the Form F-4 shall have been issued; (c) no proceedings for that purpose shall have been initiated or be warned, by the SEC;

4) Approval of Class A Shares for listing with the stock exchange in the United States of America;

5) Securing the Cash Redemption Financing of R$ 2 billion until the Reorganization EGM.

6) Verification, by Inter and Inter Holding Financeira, at the end of the last day of the deadline for shareholders choosing, that is, until 12/02/2021 (if the EGM is held on the first call), that the total amount to be disbursed for the purposes of the Cash-Out Option payment will not exceed the amount of R$2 billion, unless Banco Inter and HoldFin waive this condition, in their sole discretion, following a decision based on a substantiated assessment of the board of directors of Banco Inter that this waiver is reasonable and in the best interest of Banco Inter and Banco Inter's Shareholders.

7) Approval of the minutes of the Reorganization EGM by the Brazilian Central Bank;

What will the corporate structure after completion of the transaction be?

What tickers will be trading when the trade is completed?

Class A Shares on Nasdaq: BIDI

BDRs on B3: BIDD31

What communication channels are available to shareholders?

Inter Investor Relations Area:

ri@bancointer.com.br

+55 31 2138 7974

Bradesco Shares and Custody Department (Inter’s shares and BDRs bookkeeper):

4010.acoes@bradesco.com.br

+55 (11) 3684-4522

How long can I sell my Banco Inter shares on B3 so that I don’t have to choose between cash-out or BDRs?

The shareholder has up to 5 business days after the EGM is held, that is, until 12/02/2021 (if the EGM is held on the first call) to trade its shares and units of Banco Inter without having to choose one of the options.

How will trading function after the Option Period?

By the end of the Option Period (that is 12/02/2021, if the EGM is held on the first call):

(i) the shareholder of Inter choosing the BDR Option can trade with its shares issued by Inter until the effective implementation of the Corporate Reorganization, when the BDRs will be delivered; and (ii)the shareholder of Inter choosing the Cash-Out Option (a) cannot trade with its shares issued by Inter, and, with the implementation of the Corporate Reorganization, the shareholder will receive the payment of the amount corresponding to the Cash-out.

BDR Option

What are BDRs?

These are securities issued and traded in Brazil that correspond to certificates of deposit of another security held in custody and traded abroad.

I prefer the BDRs option. What should I do?

The shareholder who chooses to receive the BDRs Option may express directly through its broker or, if it prefers, it does not need to express or carry out any type of procedure. If the shareholder does not express its option, it shall be deemed as choosing, necessarily, the BDRs Option.

How does BDR trading work?

Inter’s BDRs will be traded on the stock exchange (B3), similarly to shares trading.

Do BDRs pay dividends?

BDRs are certificates of deposit traded on B3 and backed by Inter Platform Class A Shares. Therefore, any dividends and profit distributions carried out by Inter Platform and allocated to Class A Shares are due to BDRs holders.

In the case of Inter’s BDRs program, whenever Bradesco (issuer of the BDRs) receives any dividend in cash or other distribution in cash attributable to the BDRs, Bradesco, through a foreign exchange contract, will convert this dividend or distribution into Reais and will distribute the net amount thus received to the BDR holders entitled to it, in proportion to the number of BDRs held by them, provided, however, that if Inter Platform or Bradesco is required to retain in this dividend in cash or this other distribution in cash an amount for taxes, and the amount distributed to the BDRs holder will be reduced accordingly. It shall not be bound to pay interest or any other compensation for the period between the dividends date, and any additional distributions in cash shall be paid abroad, and on that date, the funds shall be credited to BDRs holders in Brazil. Inter Platform shall disclose to the market, concurrently in Brazil and abroad, the Information about paying the dividends and other distributions in cash.

What are my rights as a BDR holder?

See “Caderno CVM Nº 14 BDR – Brazilian Depositary Receipts” available on CVM’s website.

What is the trading code (ticker) of the BDRs?

BIDD31

Do I need to declare capital gains after converting my shares into BDRs?

See “Important Note”, below.

When choosing BDRs, what will happen to my current shares?

Upon the Corporate Reorganization, Banco Inter’s shares will be entirely held by Inter Holding Financeira. Thus, its current shares will be replaced with redeemable preferred shares of Inter Holding Financeira, which will be redeemed in cash (cash out) or BDRs.

Can I have BDRs and Class A Shares at the same time?

Yes. Both BDRs and Class A Shares will be free to trade normally, on B3 and Nasdaq, subject to regulatory and legal requirements about ownership of each of these securities.

Cash-Out Option

I prefer the Cash-out option. What should I do?

You must choose the “Cash-out” option within 5 business days of the EGM approving the transaction, that is 12/02/2021.

To express your interest in the Cash-Out Option, you must contact your broker or Banco Bradesco (the bookkeeper of Banco Inter’s shares and units) depending on the entity with which you keep your shares registered.

What happens to my Inter Bank shares and units if I opt for cash-out?

You will receive redeemable preferred shares from Inter Holding Financeira, which will be immediately redeemed upon payment in cash on the closing date in your checking account registered with your broker.

When and where will I receive the cash-out amount?

You will receive the amount corresponding to the cash out on the closing date, in your checking account registered with your broker.

If I choose Cash-out, is there any tax on capital gains?

Yes. Our understanding is that any capital gain calculated by the shareholder who opts for Cash-out, meaning the positive difference between the amount to be received by the shareholder and its respective acquisition cost, will be subject to the incidence of the income tax and any other taxes, according to the legal and regulatory rules applicable to each investor category (see note “Important” below).

Class A Shares traded directly on Nasdaq

Can I migrate directly to Class A Shares without going through BDRs?

During the Corporate Reorganization process, you will receive redeemable preferred shares from Inter Holding Financeira that will be immediately redeemed upon delivery of the BDRs (if this was your option). After receiving the BDRs, you can cancel these BDRs and hold Class A Shares directly. In this case, you must follow the procedures and observe the necessary requirements for canceling BDRs and direct entitlement of Class A Shares. Likewise, if you hold Class A Shares directly, you may also request the issuance of the corresponding BDRs in Brazil, which will be traded on B3.

Outside the Corporate Reorganization process, you will always be able to purchase Class A Shares directly as long as your broker offers the investment service on Nasdaq and you fulfill the requirements for that.

During the first 30 days of trading BDRs on B3, Inter Platform will subsidize all rates related to this conversion. After this period, the costs will be the responsibility of the shareholder.

Will there be an incidence of income tax on the cancellation of BDRs for receiving Class A Shares by the shareholder resident in Brazil?

To our best understanding, no. Based on the provisions of SRF Declaratory Act 25/00, our understanding is that the taxation for the income tax should only occur on any gains earned on the sale of shares abroad received due to the cancellation of BDRs, in which the holders are Brazilian investors (Individuals and Legal Entities), the taxation rules of Brazilian investments abroad being applied in this case. When canceling BDRs, there is no exchange transaction subject to IOF-Exchange (see note “Important” below).

What is the deadline for converting BDRs into Class A Shares and vice versa?

The shareholder may do so at any time, but the subsidy of the rates offered by Inter for the conversion of BDRs into Class A Shares will only take place in the first 30 days of trading of the BDRs on B3.

What is the trading code for Class A Shares on Nasdaq?

BIDI

How can I buy Class A Shares?

To purchase Class A Shares, you just need to have an account with a broker that offers investments abroad and fulfill the requirements for that.

Questions about the Extraordinary General Meeting

Why is this Meeting being called?

The Meeting is being negotiated to ratify the hiring of the independent appraiser responsible for preparing the appraisal report of Banco Inter’s shares for the Cash-Out Option, the appraisal issued by the appraiser, and the approval of the shares incorporation.

Who will be able to vote in the Meeting?

All holders of Outstanding Shares issued by Inter, including the preferred shares and those underlying the certificates of deposit issued by Inter (units), will have the right to vote on all agenda matters of the Reorganization EGM. For the establishment of the Reorganization EGM, the presence, on the first call, of shareholders representing at least 2/3 of the capital stock of Inter and 20% of the Outstanding Shares will be required and, on the second call, any number. The approval of the Reorganization is subject to the favorable vote of shareholders representing, at least, the majority of Outstanding Shares present at the meeting. The controlling shareholder of Banco Inter and Softbank, the largest non-controlling shareholder of Banco Inter, will be present but will not vote on the matters resolved at the Reorganization EGM.

What happens if I don’t attend the Meeting?

Shareholders must attend the Meeting.

In any case, if they do not attend it and the Reorganization is approved and concluded, shareholders will typically be able to opt for the Cash-Out Option or BDRs within the election period, as well as the shareholder who attends the meeting and votes, and is entitled to exercise the right to withdrawal.

When and where will the Meeting be held?

Provided that the quorum for holding the meeting of 2/3 of the Bank’s total capital and 20% of outstanding shares is observed, the EGM will be held on the first call on November 18 at 10:00 am, exclusively digitally.

What happens if the proposal is not approved at the EGM?

If the shareholders do not approve the proposal at the EGM, the transaction will not be carried out. Banco Inter S.A. will remain listed on B3, and there will be no delivery of redeemable shares issued by Inter Holding Financeira; therefore, each shareholder will retain its shareholding position at Banco Inter.

Is there a Right to Withdraw? For whom and how does it work?

Yes. Banco Inter shareholders who were shareholders on May 24, 2021 (date of the first material fact about the Reorganization) and who vote against the Reorganization at the EGM, abstain from voting, or are not present at the EGM, may exercise the right to withdrawal within 30 days as of the date of publication of the minutes of the Reorganization EGM in the newspapers. In this case, shareholders who exercise such right will be reimbursed the value of their shares, which is R$ 3.31 per common share, corresponding to the division of the book equity value by the amount of shares issued (not considering treasury shares), according to the balance sheet drawn up on September 30, 2021.

What is the right to withdrawal?

The right to withdrawal is a shareholder’s right, if they disagree with specific resolutions of the General Meeting, in the cases expressly provided for in Law, such as the Reorganization, withdraw from the company, receiving the equity value of their shares in return.

How should I express my interest in exercising the right to withdraw?

After the approval of the Reorganization, Inter will publish a notice to shareholders detailing the process of exercising the right to withdrawal.

IMPORTANT NOTE:

Considering the complexity and lack of clarity of the tax legislation in several points, we do not rule out the possibility that the investor will have another understanding of the tax issues mentioned above, and we will not be responsible for any different understanding of the Federal Revenue regarding the form of taxation of capital gains by the shareholder.

Each investor should consult its advisors about the applicable taxes and is responsible for paying the applicable taxes, provided that the law does not assign the responsibility for withholding and collecting taxes to another party. If any of the companies in Inter group are required by law to withhold and collect taxes due by shareholders within the scope of the reorganization, they will be informed in due course of the form of payment of taxes.

Non-Resident Investors: HoldFin is required to withhold taxes due with respect to capital gains from NonBrazilian Holders, in accordance with the legal and regulatory rules applicable to each investor, as described below. The capital gain will correspond to the positive difference, if any, between (i) the amount of the redemption that will follow the Merger of Shares; and (ii) the acquisition cost of Inter`s shares. The capital gains tax withheld and collected by HoldFin will be deducted from the amount due to such shareholders.

ADDITIONAL INFORMATION TO US INVESTORS: This document is being released in connection with the proposed Corporate Reorganization involving Inter and Inter Platform. In connection with the Corporate Reorganization, Inter Platform has filed with the SEC a registration statement for the Inter Platform shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

The registration statement on form F-4 and prospectus, as well as other filings containing information on the Inter Platform and the Corporate Reorganization are available free of charge on SEC’s website (www.sec.gov).